07002580

SECUR[illegible]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kildare Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Lancaster Avenue Suite 540
(No. and Street)

Radnor (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

610-254-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carrow, Doyle & Associates LLP
(Name – *if individual, state last, first, middle name*)

899 Cassatt Road #115 (Address) Berwyn (City) PA (State) 19312 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, SEAN SWEENEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KILDARE CAPITAL, as of FEBRUARY 28, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Mary G. Tluczek, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires July 1, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KILDARE CAPITAL, INC.

(a wholly-owned subsidiary of
Kildare Financial Group, Inc.)

Financial Statements

December 31, 2006

Index

Title	Page No.
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 11

Supplementary Information

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	12
Computation of Net Capital Pursuant to Rule 15c3-1	13
Independent Auditors' Report on Internal Accounting Control Required by Rule 17a-5 of the Securities and Exchange Commission	14 – 16

Carrow, Doyle & Associates, LLP
Certified Public Accountants & Management Consultants

Independent Auditors' Report

To the Stockholders and Board of Directors
Kildare Capital, Inc.
Radnor, Pennsylvania

We have audited the accompanying statement of financial condition of Kildare Capital, Inc. (a California S corporation and wholly-owned subsidiary of Kildare Financial Group, Inc.) as of December 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kildare Capital, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Carrow, Doyle + Associates, LLP

Carrow, Doyle & Associates, LLP

Berwyn, Pennsylvania
February 23, 2007

400 Berwyn Park ▪ 899 Cassatt Road, Suite 115 ▪ Berwyn, PA 19312 ▪ 610-854-1000 ▪ Fax 610-854-1001 ▪ cda@carrowdoyle.com

KILDARE CAPITAL, INC.
(a wholly-owned subsidiary of Kildare Financial Group, Inc.)
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 517,367	
Deposit with clearing organization	2,496,888	
Due from clearing organization	35,425	
Due from parent	1,175	
Other receivable	3,645	
Securities owned, at fair value	21,754,804	
Other assets	15,554	
Property and equipment, net	2,945	
Total assets		$ 24,827,803

LIABILITIES

Payable to clearing organization	$ 20,838,768	
Securities sold, not yet purchased, at fair value	936,184	
Accounts payable and accrued expenses	342,463	
Total liabilities		22,117,415

STOCKHOLDERS' EQUITY

Preferred stock, Series A, 12%, $0.01 par value, 5,000,000 shares authorized; 2,500,000 shares outstanding	25,000	
Common stock, no par value; 100,000,000 shares authorized; 10,000,000 shares issued and outstanding	260,000	
Additional paid-in capital	2,515,000	
Accumulated deficit	(89,612)	
		2,710,388
Total liabilities and stockholders' equity		$ 24,827,803

The accompanying notes are an integral part of these statements.

KILDARE CAPITAL, INC.
(a wholly-owned subsidiary of Kildare Financial Group, Inc.)
Statement of Income
For the Year Ended December 31, 2006

Revenues:		
Principal trading	$ 3,168,938	
Interest income	1,077,914	
Underwriting fees	140,256	
Other income	5,350	
Total revenue		4,392,458
Expenses:		
Commissions	2,652,996	
Management fees and expense reimbursements	409,932	
Insurance expense	14,303	
Interest expense	1,102,095	
Clearing expenses	101,894	
Office expenses	30,741	
Professional fees	11,309	
Rent	32,510	
Travel and entertainment	12,511	
Regulatory fees and expenses	26,566	
Total expenses		4,394,856
Loss before income taxes		(2,398)
Deferred tax benefit		69,000
Net income		$ 66,602

The accompanying notes are an integral part of these statements.

KILDARE CAPITAL, INC.
(a wholly-owned subsidiary of Kildare Financial Group, Inc.)
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Capital Stock				Additional Paid-in Capital	Retained Earnings / (Accumulated Deficit)	Total Stockholders' Equity
	Preferred		Common				
	Shares	Amount	Shares	Amount			
Balance - January 1, 2006	2,500,000	$ 25,000	10,000,000	$ 260,000	$ 2,515,000	$ 143,786	$ 2,943,786
Net income	-	-	-	-	-	66,602	66,602
Dividends paid	-	-	-	-	-	(300,000)	(300,000)
Balance - December 31, 2006	2,500,000	$ 25,000	10,000,000	$ 260,000	$ 2,515,000	$ (89,612)	$ 2,710,388

The accompanying notes are an integral part of these statements.

KILDARE CAPITAL, INC.
(a wholly-owned subsidiary of Kildare Financial Group, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flows from Operating Activities:		
Net income	$	66,602
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		622
Changes in operating assets and liabilities:		
Deposit with clearing organization		10,163
Due from clearing organization		(35,425)
Due from parent		(1,175)
Other receivable		14,678
Securities owned, at fair value		171,109
Other assets		(14,826)
Payable to clearing organization		(608,324)
Securities sold, not yet purchased, at fair value		655,364
Accounts payable and accrued expenses		(43,992)
Income taxes payable		(69,000)
Net cash provided by operating activities		145,796
Cash Flows from Investing Activities:		
Purchase of office equipment		(2,683)
Cash Flows from Financing Activities:		
Dividends paid		(300,000)
Net cash expended in financing activities		(300,000)
Net decrease in cash		(156,887)
Cash at beginning of year		674,254
Cash at end of year	$	517,367
Supplemental cash flow disclosures:		
Cash paid during the year for:		
Income taxes	$	-
Interest expense	$	1,102,095

The accompanying notes are an integral part of these statements.

NOTE 1 - Business Activity and Basis of Presentation

Kildare Capital, Inc. (the "Company"), a California S corporation, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and licensed by the National Association of Securities Dealers (the "NASD"). The Company is a wholly-owned subsidiary of Kildare Financial Group, Inc. ("KFG"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including trading in securities issued by the government of the United States of America and various state and municipal authorities and investment banking. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis.

NOTE 2 - Summary of Significant Accounting Policies

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are valued at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined by management.

Investment Banking - Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Concentrations of Credit Risk - At December 31, 2006, the Company is engaged in trading and other business consulting services to a limited clientele. The Company uses one clearing broker for all of its business. The Company's exposure to credit risk associated with the non-performance by its counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of the counterparties to satisfy their obligations to the Company. It is the Company's policy to review, as necessary, the credit standing of any counterparty. Management does not believe it is exposed to significant risk for non-performance by its counterparties.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, securities, and deposits. Balances with the clearing broker are insured to their full amount. In addition to balances maintained with the clearing broker, the Company maintains accounts at commercial banks. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At times the Company may exceed these limits. Management does not believe it is exposed to any significant credit risks for its financial instruments.

Fair Value of Financial Instruments - The carrying amounts reported in the statement of financial condition for cash, receivables, accounts payable and accruals approximate fair value based on the short-term maturity of these instruments.

Fixed Assets - Fixed assets are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

Income Taxes - Effective January 1, 2006, the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those and comparable state income tax provisions, the Company does not pay federal or state income taxes on its taxable income.

NOTE 3 – Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at fair value, as follows:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$ -	$ 936,184
State and municipal obligations	21,754,804	-
	$ 21,754,804	$ 936,184

NOTE 4 – Receivable From and Payable to Clearing Organization

Amounts receivable from and payable to the Company's clearing organization at December 31, 2006 consist of the following:

	Receivable	Payable
Clearing deposit	$ 2,496,888	$ -
Trade commissions receivable	35,425	
Securities purchased and sold, net	-	20,838,768
	$ 2,532,313	$ 20,838,768

NOTE 5 – Equipment

Equipment at December 31, 2006 consists of the following:

Office equipment	$ 4,643
Less: accumulated depreciation	(1,698)
Net equipment	$ 2,945

Depreciation expense incurred for the year ended December 31, 2006 was $622.

NOTE 6 - Related Party Transactions

The Company subleases office space from an affiliate on a month-to-month basis. Annual rent payments for the year ended December 31, 2006 were $32,334. Remaining obligations for this lease are $17,164 for 2007.

The Due from Parent balance of $1,175 on December 31, 2006 represents expenses paid by the Company on behalf of KFG for the year ended December 31, 2006.

NOTE 7 - Operating Leases

The Company has entered into an operating lease agreement for office space, commencing in February 2007. The lease term ends in July 2014.

Minimum future lease payments are as follows:

Year Ending December 31,	
2007	$ 96,787
2008	105,586
2009	105,586
2010	105,586
2011	105,586
Thereafter	219,971
	$ 739,102

NOTE 8 - Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2006, and were subsequently settled had no material effect on the financial statements as of that date.

NOTE 9 - Stockholders' Equity

The Company issued 2,500,000 shares of Series A, 12%, $0.01 par value non-convertible, non-voting preferred stock to it's parent, KFG. The Series A stock pays dividends at an annual rate of 12%.

NOTE 9 - Stockholders' Equity - (Continued)

KFG has the option to redeem the Series A stock after June 1, 2007, upon written notice. The Company's obligation to repurchase the Series A shares would be suspended if repurchase would cause the Company to violate its net capital requirements under the Company's current membership agreement with the NASD.

The Company has the right to call the Series A stock in full or partial amounts upon proper written notification. The Company may not repurchase shares if repurchase would cause the Company to violate its net capital requirements under the Company's current membership agreement with the NASD.

NOTE 10 - Financial Instruments With Off-Balance-Sheet Risk

The Company sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company recorded these obligations in the financial statements at December 31, 2006, at the current fair values of the related securities and will incur a loss if the fair value of the securities increases prior to the date of purchase.

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 - Guaranty of Payment Agreement

The Company has a Guaranty of Payment Agreement (the "GOPA") with Drew Siok, John Carney, and W. Norris Jordan (collectively the "Guarantors") with reference to the Series A investment of $2,500,000 made by KFG.

Under various independent contractor agreements between the Guarantors and the Company, the Guarantors are operating a branch office utilizing the proceeds of the Series A investment. The Guarantors have entered into the GOPA with the Company to utilize the proceeds of the Series A investment for their trading strategies. Under the terms of the GOPA, the Guarantors have unconditionally and irrevocably agreed to pay interest on a monthly basis at the annual rate of 12% on the $2,500,000 and to repay the Company any losses incurred on the Series A investment due to their trading practices. The Guarantors paid the Company $300,000 in interest payments during the year ended December 31, 2006. Under the GOPA, the Guarantors have the right to discontinue use of the proceeds of the Series A investment at the end of each calendar quarter after May 26, 2006, at which time the GOPA shall automatically terminate.

NOTE 12 - Independent Contractor Agreements

The Company and various individuals' (the "Contractors") have entered into Independent Contractor Agreements (the "Contractor Agreements"). Under the terms of these Contractor Agreements, the Company and the Contractors have agreed that the Contractors will operate a branch office on behalf of the Company utilizing certain of the Company's operating funds (see Note 11) for securities trading purposes. Each individual Contractor Agreement contains specific terms and covenants regarding the relationship between the Company and the individual Contractor, such as length of term, duties of the parties, trading funds limitations, compensation and additional covenants.

NOTE 13 - Income Taxes

As disclosed in Note 2, the Company's stockholders elected Subchapter S status for income tax purposes as of the beginning of the current fiscal year. Generally accepted accounting principles require companies that are taxed at the corporate level to account for deferred taxes. Deferred taxes arise from timing differences resulting from income and expense items being reported in different periods for financial statement and income tax purposes. Since S corporations do not pay federal or state income taxes at the corporate level, the deferred tax assets and liabilities that exist at the time the corporation becomes an S corporation are recorded for financial statement purposes as a deferred tax expense or benefit in the year in which the change in status occurs.

Accordingly, for financial statement purposes, the elimination of deferred tax liabilities that existed on the Company's books at January 1, 2006 resulted in a benefit (income) to the Company of $69,000 for the year ended December 31, 2006.

NOTE 14 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $1,214,485, which was $1,114,485 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.28 to 1.

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholders and Board of Directors
Kildare Capital, Inc.
Radnor, Pennsylvania

We have audited the accompanying financial statements of Kildare Capital, Inc. as of and for the year ended December 31, 2006, and have issued our report thereon dated February 23, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules required pursuant to rule 15c3-3 are omitted because the Company is exempt under rule 15c3-3(K)(2)(ii).

Carrow, Doyle & Associates, LLP

Carrow, Doyle & Associates, LLP

Berwyn, Pennsylvania
February 23, 2007

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

NET CAPITAL

Total Stockholders' Equity		$ 2,710,388
Deduct Non-Allowable Assets:		
Property and equipment	2,945	
Due from parent	1,175	
Other receivables	39,070	
Other assets	15,554	
Total non-allowable assets		58,744
Net capital before haircuts on security positions		2,651,644
Deduct Haircuts on Security Positions:		
U.S. government obligations	55,769	
State and municipal government obligations	1,331,468	
Corporate notes	-	
Other securities	49,921	
		1,437,158
Net capital		$ 1,214,486
Minimum capital required per 15c3-1(A)(1)		$ 100,000
Aggregate indebtedness		$ 345,325
Ratio of aggregate indebtedness to net capital		0.28 to 1

RECONCILIATION WITH THE CORPORATION'S COMPUTATION

Net Capital, As Reported in Corporation's Part IIA (Unaudited) FOCUS Report	$ 991,575	
Net Audit Adjustments to Haircuts on Securities	26,865	
Net Audit Adjustments	196,045	
Net capital, as adjusted		$ 1,214,486
Net capital per above		1,214,486
Difference		$ -

Independent Auditors' Report on Internal Control Structure
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholders and Board of Directors
Kildare Capital, Inc.
Radnor, Pennsylvania

In planning and performing our audit of the financial statements of Kildare Capital, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

We proposed several material adjusting journal entries to the Company's financial statements. Identification by the auditor of a material misstatement in financial statements that was not initially identified by the Company's internal control indicates that a significant deficiency in internal control over financial reporting exists. One entry was the reversal of a recorded deferred tax liability due to the Company's election to be taxed under the provisions of Subchapter S of the Internal Revenue Code. This entry decreased the Company's net loss by $69,000. The Company had deducted the deferred tax liability in arriving at net capital and included it in aggregate indebtedness. Accordingly, the entry increased net capital and decreased aggregate indebtedness. Another entry was to record amounts receivable from and payable to the Company's parent as a net amount rather than gross amounts. The adjustment decreased aggregate indebtedness by $100,000. Another entry was to reclassify distributions to preferred shareholders as dividends rather than interest expense. This adjustment increased income by $300,000, but had no net effect on net capital.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carrow, Doyle & Associates, LLP

Carrow, Doyle & Associates, LLP

Berwyn, Pennsylvania
February 23, 2007

END